SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 27, 2011

I. Date, Time and Place: June 27, 2011, at 02:30 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room (“Company”), Jardim Aeroporto, São Paulo, SP. II. Attendance: All the members of the Board of Directors of the Company. III. Calling: Waived, due to the attendance of all the members of the Board of Directors. IV. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Junior, who invited me, Henrique Constantino, to act as secretary of the meeting. V. Agenda: To adopt resolutions on the following matters: (a)  presentations of the Company’s Committees; (b)  presentation on the Review of Company’s Strategic Plan; (c)  analysis of the proposal for amendment to the Bylaws, as required for adaptation thereof to the Amendment to the Listing Regulation of Level 2 of Corporate Governance of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and calling of the Special Shareholders’ Meeting for deciding on the approval of the amendment to the Bylaws accordingly; (d) change of the Depositary Bank for the “American Depositary Receipts” (“ADR”) Program registered by the Company before the United States of America Securities and Exchange Commission (“SEC”); and (e)  authorization for the Executive Committee to perform the necessary acts for compliance with the resolutions of the item “d” above. VI. Resolutions Made: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (a)  the presentations submitted by the Company’s Committees: People Management and Governance, Financial and Risk Policy and Audit Committees, which presented the activities carried out by them up to this time, as well as the projects to be implemented in fiscal year 2011; (b)  the presentation on the Review of Company’s Strategic Plan; (c)  the proposal for amendment to the Bylaws, in order to comply with the Amendment to the Listing Regulation of Level 2 of Corporate Governance of the BM&FBOVESPA, as per attachment I to these minutes and the calling of a Special Shareholders’ Meeting in order to decide on the approval of an amendment to the Bylaws accordingly; (d)  change of the Depositary Bank for the ADR Program registered by the Company before the SEC, which bank shall hereinafter be Citibank N.A. in replacement to The Bank of New York Mellon, subject to approval by the Brazilian Securities and Exchange Commission (“CVM”); and (e)  authorization for the Executive Committee to execute any documents in connection with the resolution adopted under item “d” above. VII.  Adjournment of the Meeting and Drawing-up of the Minutes: The floor was offered to whom might wish to use it, and as nobody voiced the intention to do so, the meeting was adjourned for the time necessary for the drawing-up of these minutes, which upon the reopening of the meeting were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes, which were drawn-up in the proper book. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, June 27, 2011.

_________________________________                         _______________________________

Constantino de Oliveira Junior                                                   Henrique Constantino

Chairman                                                                                Secretary

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87
NIRE 35300314441

PROPOSAL FOR AMENDMENT TO THE BY LAWS

At a meeting held to discuss matters of interest to the Company, the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”) decided to submit a proposal to the shareholders, for amendment to the bylaws of the Company in order to make them compliant with the new provisions of the Level 2 Listing Regulation of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futures, which are effective as of 05.10.2011, applicable to the companies listed in that especial segment.

The terms of the proposal for amendment to the bylaws of the Company, as per at. 11 of CVM Instruction no. 481/09, are indicated in Attachment I hereto.

The bylaws of the Company, including the amendments referred to above, are attached hereto as Attachment II.

We shall be at your disposal for any further explanations that may be necessary.

Very truly yours,

Leonardo Porciúncula Gomes Pereira
Financial and Investor Relations Vice-President

ANNEX 1 MINUTE OF THE BYLAWS OF GOL LINHAS AÉREAS INTELIGENTES S.A. REFLECTING THE ALTERATIONS TO BE APPROVED BY THE GENERAL SHAREHOLDERS MEETING
Current Writing	Proposal for Amendments (with alteration marks)	Explanation
CHAPTER I NAME, HEADQUARTERS, JURISDICTION, DURATION AND PURPOSE	CHAPTER I NAME, HEADQUARTERS, JURISDICTION, DURATION AND PURPOSE
ARTICLE 1 - Gol Linhas Aéreas Inteligentes S.A. is a joint stock company (sociedade por ações) governed by the laws and use of commerce, by these By-Laws and applicable legislation.
ARTICLE 1 - Gol Linhas Aéreas Inteligentes S.A. (“Company”) is a joint stock company (sociedade por ações) governed by the laws and use of commerce, by these By-Laws (“Bylaws”) and applicable legislation.

Alteration merely in form.

Include the defined terms “Company” (for reference specifically to Gol Linhas Aéreas Inteligentes S.A.) and “Bylaws” (for reference specifically to the bylaws of Gol Linhas Aéreas Inteligentes S.A.) in order to facilitate future references in other paragraphs in these Bylaws.

Paragraph did not exist in current version	1st paragraph – Upon admission of the Company in the special listing segment called Level 2 of Corporate Governance (“Nível 2 de Governança Corporativa”) of the BM&FBOVESPA S.A. – Bolsa de Valores,
Emphasize that the Company, its executive officers and members of the Board of Directors and of the Fiscal Board and its shareholders (herein considered all shareholders and not only the controlling shareholders, if the case may be) are

Mercadorias e Futuros (“BM&FBOVESPA”) (Stock, Commodities and Futures Exchange), the Company, its shareholders, executive officers and members of the Board of Directors and of the Fiscal Board, where installed, are bound by the provisions set forth in the Regulation of Level 2 Corporate Governance of BM&FBOVESPA (“Regulation”).
subject to the rules of the Regulation.
Paragraph did not exist in current version	2nd paragraph – The provisions in the Regulation shall prevail over the provisions in the Bylaws, in the event of loss to the rights of the investors in public offerings provided for in these Bylaws.
Clarify that the provisions in the Regulation shall prevail over the provisions in these Bylaws, for the avoidance of doubt and the imposition of penalty on the Company as a result of the infringement upon the rules of the Regulation.

ARTICLE 2 - The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. or of its successor at any title, and by means of controlled or affiliate companies, to exploit (a) regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of chartering air transportation of

ARTICLE 2 - The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. or of its successor at any title, and by means of controlled or affiliate companies, to exploit (a) regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of chartering air transportation of passengers, cargo and mail bags; (c) the rendering of maintenance services, repair of aircrafts, own or third parties', motors, items and parts; (d) the rendering of services of aircraft hangar; (e) the rendering of services of attendance of patio and road, supplying of flight attendance and aircrafts cleaning; (f) the development of other activities related, connected or auxiliary to air transportation and to the other activities above described; and (g) participation in other companies, commercial or not, as a partner, quotaholder or shareholder.

passengers, cargo and mail bags; (c) the rendering of maintenance services, repair of aircrafts, own or third parties', motors, items and parts; (d) the rendering of services of aircraft hangar; (e) the rendering of services of attendance of patio and road, supplying of flight attendance and aircrafts cleaning; (f) the development of other activities related, connected or auxiliary to air transportation and to the other activities above described; and (g) participation in other companies, commercial or not, as a partner, quotaholder or shareholder.

Sole Paragraph - The transfer of the corporate control of VRG Linhas Aéreas S.A. shall be considered a change in corporate objective for purposes of exercise of the withdrawal right by the shareholders of the Company.

Sole Paragraph - The transfer of the corporate control of VRG Linhas Aéreas S.A. shall be considered a change in corporate objective for purposes of exercise of the withdrawal right by the shareholders of the Company.

ARTICLE 3 - The Company's head office is located in the City of São Paulo, State of São Paulo, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-	ARTICLE 3 - The Company's head office is located in the City of São Paulo, State of São Paulo, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-

000, and it may open and close branches, agencies, deposits or representation offices in any part of the Brazilian territory or abroad, through resolutions of the Board of Directors.	000, and it may open and close branches, agencies, deposits or representation offices in any part of the Brazilian territory or abroad, through resolutions of the Board of Directors.
ARTICLE 4 - The Company's term is indefinite.	ARTICLE 4 - The Company's term is indefinite.

CHAPTER II CAPITAL STOCK AND SHARES	CHAPTER II CAPITAL STOCK AND SHARES
ARTICLE 5 – The Capital Stock, fully subscribed and paid-up, is two billion, three hundred and sixteen million, two hundred and eighty thousand, four hundred and twenty reais and twenty-three cents (R$2,316,280,420.23), represented by two hundred and seventy million, three hundred and seventy-one thousand, three hundred and eighty-six (270,371,386) shares, of which one hundred and thirty-seven million, thirty two thousand and seven hundred and thirty-four (137.032.734) are common

ARTICLE 5 – The Capital Stock, fully subscribed and paid-up, is two billion, three hundred and sixteen million, ~~two hundred and eighty thousand,~~ four hundred and ~~twenty~~ sixty-one thousand, three hundred and eighty-six reais and twenty-three cents (R$2,316,~~280,420~~461,740.23), represented by two hundred and seventy million, three hundred and ~~seventy one~~ eighty-six thousand, ~~three~~eight hundred and ~~eighty~~sixty-six (270,~~371,~~386,866) shares, of which one hundred and thirty-seven million,
Reflect the increase in Capital Stock approved in the meeting of the Board of 2011. Directors of the Company held on May 10,

shares and one hundred thirty-three million, three hundred and thirty-eight thousand and six hundred and fifty-two (133.338.652) are preferred shares, all of them registered, with no face value.
thirty two thousand and seven hundred and thirty-four (137~~.~~,032~~.~~,734) are common shares and one hundred thirty- three million, three hundred and ~~thirty- eight~~fifty-four thousand ~~and six~~, one hundred and ~~fifty-~~thirty-two (133~~.338.652~~,354,132) are preferred shares, all of them registered, with no facevalue.

1st – The Company’s shares shall be registered, with the adoption of book-entry shares being permitted, in which case they will be held in deposit accounts opened in the name of their respective holders, with a financial institution duly authorized by the Brazilian Securities and Exchange Commission – CVM, it being permitted that the fee mentioned in paragraph 3, article 35, of Law 6404/76, as amended, be charged to the shareholders.

1st – The Company’s shares shall be registered, with the adoption of book-entry shares being permitted, in which case they will be held in deposit accounts opened in the name of their respective holders, with a financial institution duly authorized by the Brazilian Securities and Exchange Commission  (“CVM~~,~~”), it being permitted that the fee mentioned in paragraph 3, article 35, of Law 6404/76, as amended, be charged to the shareholders.

Alteration merely in form.

Create the defined term “CVM” for reference specifically to the Brazilian Securities and Exchange Commission in order to facilitate future references in other paragraphs in these Bylaws.

2nd Paragraph - Each common share shall be entitled to one vote in the Shareholders' Meetings.	2nd Paragraph - Each common share shall be entitled to one vote in the Shareholders' Meetings.

3rd Paragraph - Preferred shares shall not be entitled to voting rights, except in the case of the subjects specified in the 4th Paragraph below, the preferences consisting on the following:	3rd Paragraph - Preferred shares shall not be entitled to voting rights, except in the case of the subjects specified in the 4th Paragraph below, the preferences consisting on the following:
(a)priority in the reimbursement of capital, without premium; and	(a) priority in the reimbursement of capital, without premium; and
(b) the right to be included in the public offering arising from the sale of corporate control, for the same price paid per share of the block of control, being guaranteed the right to dividends at least equal to that of the common shares.

(b) the right to be included in the public offering arising from the sale of corporate control, for the same price paid per share of the block of control, being guaranteed the right to dividends at least equal to that of the common shares.

4th Paragraph - Preferred shares shall be entitled the right to vote in any deliberations of the General Shareholders' Meeting about (a) transformation, incorporation, spin-off and merger of the Company; (b) approval of agreement between the Company and the Controlling Shareholder (as defined in Bovespa's Regulation of Differentiated Corporate Governance Practices Level 2), directly or

4th Paragraph - Preferred shares shall be entitled the right to vote in any deliberations of the General Shareholders' Meeting about (a) transformation, incorporation, spin-off and merger of the Company; (b) approval of agreement between the Company and the Controlling Shareholder (as defined in ~~Bovespa's~~the Regulation ~~of Differentiated Corporate Governance Practices Level 2~~), directly or

Alteration merely in form.

The term “Regulation” already defined in the 1st Paragraph of the Article 1 of these Bylaws.

Adapt the defined term that refers to the agreement executed by and between BM&FBOVESPA and the Company (“Level 2 Corporate Governance Listing Agreement”), pursuant to the new writing of the through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the By-Laws are deliberated in a general meeting; (c) evaluation of goods destined to the paying up of increase of the Company's corporate capital; (d) choice of specialized institution or company for the determination of the Economic Value (as defined in Bovespa's Regulation of Differentiated Corporate Governance Practices Level 2) of the Company according to item 10.1.1. of Bovespa's Regulation of Differentiated Corporate Governance Practices Level 2 (the "Regulation"); (e) change of the Company's corporate purpose; (f) amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the Differentiated Governance Practices Agreement (as defined in the Regulation); and (g) any change in the voting rights determined in this paragraph.

through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the By-Laws are deliberated in a general meeting; (c) evaluation of goods destined to the paying up of increase of the Company's corporate capital; (d) choice of specialized institution or company for the determination of the Economic Value (as defined in ~~Bovespa's~~ the Regulation ~~of Differentiated Corporate Governance Practices Level 2~~) of the Company according to item 10.1.1. of ~~Bovespa's~~ the Regulation ~~of Differentiated Corporate Governance Practices Level 2 (the "Regulation");~~); (e) change of the Company's corporate purpose; (f) amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the ~~Differentiated~~Level 2 Corporate Governance ~~Practices~~Listing Agreement (as defined in the Regulation); and (g) any change in the voting rights determined in this paragraph.
Regulation.

5th Paragraph - If there is a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by the shareholder that has exerted this withdrawal right, when authorized by law, shall correspond to the economic value of such shares, to be calculated according to the procedure of evaluation accepted by Law No. 6.404/76, as amended, whenever such value is lower than the equity value calculated according to Section 45 of Law No. 6.404/76.

5th Paragraph - If there is a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by the shareholder that has exerted this withdrawal right, when authorized by law, shall correspond to the economic value of such shares, to be calculated according to the procedure of evaluation accepted by Law No. 6.404/76, as amended, whenever such value is lower than the equity value calculated according to Section 45 of Law No. 6.404/76.

6th Paragraph - The shareholders may, at any time, convert common shares into preferred shares, in the proportion of 1 (one) common share to 1 (one) preferred share, provided that such shares are paid- up and with due regard to the legal limit. The conversion requests shall be sent to the Board of Officers in writing. The conversion requests received and accepted by the Board of Officers shall be ratified in the first meeting of the Board of Directors to be held.

6th Paragraph - The shareholders may, at any time, convert common shares into preferred shares, in the proportion of 1 (one) common share to 1 (one) preferred share, provided that such shares are paid- up and with due regard to the legal limit. The conversion requests shall be sent to the Board of Officers in writing. The conversion requests received and accepted by the Board of Officers shall be ratified in the first meeting of the Board of Directors to be held.

ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital up to R$4,000,000,000.00 (four billion Reais).	ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital up to R$4,000,000,000.00 (four billion Reais).
1st Paragraph - Within the limit authorized by this Section, the Company may, through decision of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, upon the issuance of shares, without respecting the proportionality between the different types of shares. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

1st Paragraph - Within the limit authorized by this Section, the Company may, through decision of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, upon the issuance of shares, without respecting the proportionality between the different types of shares. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

2nd Paragraph - At the Board of Directors' discretion, the right of first refusal may be excluded or have its term for exercise reduced concerning the issuance of shares in which placement is held in the stock market or by public subscription, or even by exchange per shares, in a public offering for acquisition of corporate control, according

2nd Paragraph - At the Board of Directors' discretion, the right of first refusal may be excluded or have its term for exercise reduced concerning the issuance of shares in which placement is held in the stock market or by public subscription, or even by exchange per shares, in a public offering for acquisition of corporate control, according

to the provisions of law.	to the provisions of law.
3rd Paragraph - The Company may, within the limit of the authorized capital established herein and according to a plan approved by the shareholders' meeting, grant stock options to its officers or employees or to individuals that render services to the Company or to a company under its control.

3rd Paragraph - The Company may, within the limit of the authorized capital established herein and according to a plan approved by the shareholders' meeting, grant stock options to its officers or employees or to individuals that render services to the Company or to a company under its control.

ARTICLE 7 - The issuance of participation certificates by the Company is forbidden.	ARTICLE 7 - The issuance of participation certificates by the Company is forbidden.

CHAPTER III SHAREHOLDERS' MEETINGS	CHAPTER III SHAREHOLDERS' MEETINGS
ARTICLE 8 - The Shareholders' Meetings have authority to decide on all matters related to the purpose of the Company and take any resolutions deemed convenient to its protection and development. Shareholder Meetings shall be called, installed and held for the purposes of and as provided for by law, and resolutions shall be taken according to the quorum

ARTICLE 8 - The Shareholders' Meetings have authority to decide on all matters related to the purpose of the Company and take any resolutions deemed convenient to its protection and development. Shareholder Meetings shall be called, installed and held for the purposes of and as provided for by law, and resolutions shall be taken according to the quorum

established by law.	established by law.
1st Paragraph - The Shareholders' Meeting shall be called by means of a call notice published at least 15 (fifteen) days prior to the first call and 8 (eight) days prior to the second call.	1st Paragraph - The Shareholders' Meeting shall be called by means of a call notice published at least 15 (fifteen) days prior to the first call and 8 (eight) days prior to the second call.
2nd Paragraph - All documents to be analyzed or discussed in the Shareholders' Meeting shall be made available to the shareholders in the São Paulo Stock Market (Bolsa de Valores de São Paulo - BOVESPA),
as well as in the Company's headquarters, as from the date of publication of the first call notice mentioned in the previous paragraph.

2nd Paragraph - All documents to be analyzed or discussed in the Shareholders' Meeting shall be made available to the shareholders in the ~~São Paulo Stock Market (Bolsa de Valores de São Paulo - BOVESPA),~~BM&FBOVESPA, as well as in the Company's headquarters, as from the date of publication of the first call notice mentioned in the previous paragraph.

Alteration merely in form. Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 of these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.

ARTICLE 9 - The Shareholders' Meeting shall be installed and presided by the Chairman of the Board of Directors and, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company's officers present.

ARTICLE 9 - The Shareholders' Meeting shall be installed and presided by the Chairman of the Board of Directors and, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company's officers present.

Sole Paragraph - The President of the Shareholders' Meeting shall choose one or more secretaries.	Sole Paragraph - The President of the Shareholders' Meeting shall choose one or more secretaries.
ARTICLE 10 - The shareholders shall meet annually during the 4 (four) months immediately following the end of the fiscal year and they shall decide on the matters for which they are responsible as provided for by law.

ARTICLE 10 - The shareholders shall meet annually during the 4 (four) months immediately following the end of the fiscal year and they shall decide on the matters for which they are responsible as provided for by law.

ARTICLE 11 - The shareholders shall meet on an extraordinary basis whenever the Company's interests require a decision by the shareholders and in the cases provided for in these By-Laws.	ARTICLE 11 - The shareholders shall meet on an extraordinary basis whenever the Company's interests require a decision by the shareholders and in the cases provided for in these By-Laws.

CHAPTER IV MANAGEMENT	CHAPTER IV MANAGEMENT
ARTICLE 12 - The Company shall be managed by a Board of Directors and a Board of Officers.	ARTICLE 12 - The Company shall be managed by a Board of Directors and a Board of Officers.
1st Paragraph - The Shareholders' Meeting shall establish the global amount of	1st Paragraph - The Shareholders' Meeting shall establish the global amount of	Alteration merely in form.

compensation for the administrators, and the Board of Directors shall be responsible to decide, in a meeting, the individual compensation of each of the members of the Board of Directors and of the Board of Officers.

compensation for the administrators ~~,~~ (asdefined in the Regulation), and the Board of Directors shall be responsible to decide, in a meeting, the individual compensation of each of the members of the Board of Directors and of the Board of Officers.

Make explicit that the term “Administrators” is being used as defined in the Regulation.

2nd Paragraph - The alternates for the members of the Board of Directors shall be compensated with a fixed amount for each meeting to which they attend, except when they take office, in case of vacancy.

2nd Paragraph - The alternates for the members of the Board of Directors shall be compensated with a fixed amount for each meeting to which they attend, except when they take office, in case of vacancy.

BOARD OF DIRECTORS	BOARD OF DIRECTORS

ARTICLE 13 - The Board of Directors shall be comprised of at least 5 (five) and at most 11 (eleven) members, all shareholders, resident or not in the Country, appointed by the General Shareholders' Meeting and being its dismissal by the General Shareholders' Meeting possible at any time, for a unified term of office of 1 (one) year, being reelection permissible. The General

ARTICLE 13 - The Board of Directors shall be comprised of at least 5 (five) and at most 11 (eleven) members, all shareholders, resident or not in the Country, appointed by the General Shareholders' Meeting and being its dismissal by the General Shareholders' Meeting possible at any time, for a unified term of office of 1 (one) year, being reelection permissible. The General

Prohibit the accumulation of the position of President of the Board of Director and Chief Executive or other position of main executive by the same person, in accordance with item 5.4. of the Regulation, in order to  assure the proper management supervision by the Board of Directors.

Shareholders' Meeting shall also designate the President of the Board.
Shareholders' Meeting shall also designate the ~~President~~Chairman of the Board, who may not be simultaneously the Chief Executive Officer or the main executive of the Company, under the terms of article 12 § 3 above.

1st Paragraph - At least 20% (twenty per cent) of the Directors shall be Independent Directors (as defined in the Regulation).
1st Paragraph - At least 20% (twenty per cent) of the Directors shall be Independent Directors (as defined in the Regulation~~).~~) and expressly declared as such in the minutes of the General Shareholders’ Meeting at which they are elected. A Director will be also deemed as independent if elected in accordance with the provisions set forth in article 141, §§ 4 and 5 and article 239 of Law 6404/76. In case, as a result of compliance with the above mentioned percentage, there shall be a fraction number of directors, such number will be rounded up pursuant to the terms of the Regulation.

Emphasize, in accordance with item 5.3.3 of the Regulation, that the independent directors shall have this characteristic as indicated in the General Meeting at which they were elected.

Pursuant to the provisions of item 5.3.2 of Regulation, there shall be considered independent directors those who are elected by multiple vote procedure (article 141, §§ 4º and 5 of Law 6.404/76) or, in companies with mixed capital, those who are elected by the minority of the shareholders (article 239 of Law 6.404/76).

In the situation which the accomplishment of the minimum percentage of 20% result in a fractional number of directors, adjustments shall be taken pursuant to the provisions of item 5.3.1 of the Regulation, the number will be rounded up to the entire number: (i) immediately higher, when the fraction is equal or higher than 0,5; or (ii) immediately lower, when the fraction is lower than 0,5.

2nd Paragraph - The General Shareholders' Meeting may appoint one or more deputies for the members of the Board of Directors.	2nd Paragraph - The General Shareholders' Meeting may appoint one or more deputies for the members of the Board of Directors.
3rd Paragraph - On the election of the members of the Board of Directors, the General Meeting shall first determine, upon vote of the majority of its members, the number of members of the Board of Directors to be appointed.

3rd Paragraph - On the election of the members of the Board of Directors, the General Meeting shall first determine, upon vote of the majority of its members, the number of members of the Board of Directors to be appointed.

4th Paragraph - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after

4th Paragraph - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after

Alteration merely in form. Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 in these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.

vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.	vested in office, inform ~~BOVESPA~~the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.
5th Paragraph - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.	5th Paragraph - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.
6th Paragraph - The places of the members of the Board of Directors, if there is no deputy, may be filled by the Board of Directors its own, until the first General Shareholders Meeting that deliberates on the filling of the place, whose substitute shall complete the office of the substituted Director.

6th Paragraph - The places of the members of the Board of Directors, if there is no deputy, may be filled by the Board of Directors its own, until the first General Shareholders Meeting that deliberates on the filling of the place, whose substitute shall complete the office of the substituted Director.

ARTICLE 14 - The Board of Directors shall meet whenever called by its Chairman or by 3 (three) of its members. The Directors may participate in the Board of Directors' meetings through conference call or video conference.

ARTICLE 14 - The Board of Directors shall meet whenever called by its Chairman or by 3 (three) of its members. The Directors may participate in the Board of Directors' meetings through conference call or video conference.

1st Paragraph - The meeting shall be called at least 7 (seven) days in advance, by registered mail or other written means, with a brief description of the agenda, and the attending members shall be deemed regularly called.

1st Paragraph - The meeting shall be called at least 7 (seven) days in advance, by registered mail or other written means, with a brief description of the agenda, and the attending members shall be deemed regularly called.

2nd Paragraph - Minutes of the meeting shall be recorded.	2nd Paragraph - Minutes of the meeting shall be recorded.
3rd Paragraph - The meetings shall be installed in the presence of at least the relative majority of the members of the Board of Directors, in the 2 (two) first calls, and with the presence of at any number of members in the third call. The decisions shall be taken by a majority of votes among the attending members. The Chairman is not entitled to casting a vote.

3rd Paragraph - The meetings shall be installed in the presence of at least the relative majority of the members of the Board of Directors, in the 2 (two) first calls, and with the presence of at any number of members in the third call. The decisions shall be taken by a majority of votes among the attending members. The Chairman is not entitled to casting a vote.

4th Paragraph - Regardless of the formalities related to its call, a meeting shall be deemed regularly called if all members attend.	4th Paragraph - Regardless of the formalities related to its call, a meeting shall be deemed regularly called if all members attend.

5th Paragraph - The members of the Board of Officers and of the Fiscal Board (Conselho Fiscal) may attend the Board of Directors' meetings and shall have the right to speak but not the right to vote.	5th Paragraph - The members of the Board of Officers and of the Fiscal Board (Conselho Fiscal) may attend the Board of Directors' meetings and shall have the right to speak but not the right to vote.
ARTICLE 15 - The Board of Directors shall decide on the matters described in Section 142 of Law No. 6.404/76 (and, if applicable, to speak favorably with respect to the matters of exclusive responsibility of the Shareholders' Meeting), with the vote of the majority of the members present at the meeting, except for the provisions of Article16 below.

ARTICLE 15 - The Board of Directors shall decide on the matters described in Section 142 of Law No. 6.404/76 (and, if applicable, to speak favorably with respect to the matters of exclusive responsibility of the Shareholders' Meeting), with the vote of the majority of the members present at the meeting, except for the provisions of Article16 below.

ARTICLE 16 - The Board of Directors, according to the provisions of Article 29, is responsible for the following decisions:	ARTICLE 16 - The Board of Directors, according to the provisions of Article 29, is responsible for the following decisions:
a) Determine of the general orientation of the business of the Company;	a) Determine of the general orientation of the business of the Company;
b) Elect and dismiss the Company's Officers;	b) Elect and dismiss the Company's Officers;

c) Arrogate to itself and decide about any subject which is not of exclusive responsibility of the Shareholders' Meeting or of the Board of Officers;	c) Arrogate to itself and decide about any subject which is not of exclusive responsibility of the Shareholders' Meeting or of the Board of Officers;
d) Decide about the call of a Shareholders' Meeting, whenever it deems necessary, or in the case of Section 132 of Law No. 6.404/76;	d) Decide about the call of a Shareholders' Meeting, whenever it deems necessary, or in the case of Section 132 of Law No. 6.404/76;
e) Audit the administration of the Officers, by examining, at any time, books and papers of the Company, and requesting information on agreements executed or under execution and any other acts;	e) Audit the administration of the Officers, by examining, at any time, books and papers of the Company, and requesting information on agreements executed or under execution and any other acts;
f) Elect and dismiss the independent auditors;	f) Elect and dismiss the independent auditors;
g) Call the independent auditors to render the explanations deemed necessary;	g) Call the independent auditors to render the explanations deemed necessary;
h) Analyze the Management Report and the Board of Officers' accounts and	h) Analyze the Management Report and the Board of Officers' accounts and decide

decide about their submission to a Shareholders' Meeting;	about their submission to a Shareholders' Meeting;
i) Approve the annual and pluriannual budgets, the strategic plans, the expansion projects, and monitor their execution;	i) Approve the annual and pluriannual budgets, the strategic plans, the expansion projects, and monitor their execution;
j) Approve the incorporation of a subsidiary and the participation of the Company in the corporate capital of other companies in the country and abroad;	j) Approve the incorporation of a subsidiary and the participation of the Company in the corporate capital of other companies in the country and abroad;
k) Determine the powers of the Board of Officers for the sale or encumbrance of goods of the permanent asset, and define cases in which the previous authorization of the Board of Directors is a necessary condition;

k) Determine the powers of the Board of Officers for the sale or encumbrance of goods of the permanent asset, and define cases in which the previous authorization of the Board of Directors is a necessary condition;

l) Authorize the Company to render guarantees on behalf of third parties;	l) Authorize the Company to render guarantees on behalf of third parties;

m) Assessing and Overseeing the implementation of the related party transactions policy for the Company;	m) Assessing and Overseeing the implementation of the related party transactions policy for the Company;
n) Authorize the opening, transfer or closing of offices, branches, facilities or other establishments of the Company;	n) Authorize the opening, transfer or closing of offices, branches, facilities or other establishments of the Company;
o) Decide about the acquisition by the Company of shares of its own issuance, to be held in treasury and/or later canceled or disposed;	o) Decide about the acquisition by the Company of shares of its own issuance, to be held in treasury and/or later canceled or disposed;
p) Grant stock options to its administrators and employees, without right of preference to the shareholders;	p) Grant stock options to its administrators and employees, without right of preference to the shareholders;
q) Decide about the issuance of simple debentures, non-convertible in shares and without collateral;	q) Decide about the issuance of simple debentures, non-convertible in shares and without collateral;
r) Authorize the issuance of any credit instruments for the raising of funds,	r) Authorize the issuance of any credit instruments for the raising of funds, either

either "bonds", "notes", "commercial papers", or others usual in the market, deciding about its conditions of issuance and retrieval;	"bonds", "notes", "commercial papers", or others usual in the market, deciding about its conditions of issuance and retrieval;
s) Under the provisions of these By- Laws and the applicable law, rule the order of its works and adopt or issue rules for its functioning; and	s) Under the provisions of these By- Laws and the applicable law, rule the order of its works and adopt or issue rules for its functioning; ~~and~~
t) Authorize any capital increase of the Company by the issuance of preferred shares up to the limit of the authorized capital, according to Article 6 of these By-Laws.	t) ~~t)~~ Authorize any capital increase of the Company by the issuance of preferred shares up to the limit of the authorized capital, according to Article 6 of these By-Laws~~.~~;

u) State its favorable or dissenting opinion with respect to any public offering for shares issued by the Company, by means of a duly substantiated opinion, disclosed within fifteen (15) days from the publication of the invitation to the public offering, which shall address, at least (i) the convenience and opportunity of the public offering of shares as for the interests of all

Include among the attributions of the Board of Directors to state opinion about any public offering for shares issued by the Company, pursuant to the provisions of item 5.8 of the Regulation.

In this way, within fifteen (15) days from the publication of the invitation to the public offering, the Board of Directors shall the shareholders and in relation to the liquidity of the securities owned by it; (ii) the consequences of the public offering of shares on the Company’s interest; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other issues the Board of Directors may deem to be pertinent, as well as the information required by the applicable rules set forth by the CVM; and

state its favorable or dissenting opinion with respect to the public offering for shares issued by the Company, which shall contain the aspects as per indicated in the provisions of item 5.8 of the Regulation duly reproduced in item “u” of Article 16 of these Bylaws.

v) Define a list with the names of three firms specializing in economic evaluation of companies for preparing an appraisal report of the Company’s shares, in the cases of public offering of shares for cancellation of registration of the company as a publicly- held company or for desliting from the Level 2 Corporate Governance segment of the BM&FBOVESPA.

Include among the attributions of the Board of Directors to define a list with the names of three firms specialized in economic evaluation the cases in which these Bylaws or the Regulation require the preparation of an appraisal report of the Company’s shares, pursuant to item 10.1.1 of the Regulation.

1st Paragraph - The Company and the managers shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial

1st Paragraph - The Company and the managers shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial

situation, projects and perspectives.	situation, projects and perspectives.
2nd Paragraph - The Board of Directors is responsible for the institution of Committees and the definition of their regulations and responsibilities. The following Committees shall be permanent: Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee.

2nd Paragraph - The Board of Directors is responsible for the institution of Committees and the definition of their regulations and responsibilities. The following Committees shall be permanent: Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee.

BOARD OF OFFICERS	BOARD OF OFFICERS
ARTICLE 17 - The Board of Officers shall be comprised of at least 2 (two) and up to 7 (seven) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and 4 (four) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of 01 (one) year, reelection permissible.

ARTICLE 17 - The Board of Officers shall be comprised of at least 2 (two) and up to 7 (seven) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and 4 (four) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of 01 (one) year, reelection permissible.

1st Paragraph - The responsibilities of the officers shall be defined by the Board of	1st Paragraph - The responsibilities of the officers shall be defined by the Board of

Directors, which shall also establish the fixed compensation of each member of the Board of Officers, and shall distribute, whenever applicable, the participation in the profits established by the Shareholders' Meeting.

Directors, which shall also establish the fixed compensation of each member of the Board of Officers, and shall distribute, whenever applicable, the participation in the profits established by the Shareholders' Meeting.

2nd Paragraph - The officers shall ensure the compliance of the law and the By-Laws.	2nd Paragraph - The officers shall ensure the compliance of the law and the By-Laws.
3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, to coordinate the regular activities of the Company, including the implementation of directives of and the decisions taken by the Shareholders' Meetings, the Board of Directors' Meetings and the Board of Officers' Meetings, to run, manage and supervise the corporate businesses, and issue and approve instructions and internal regulations found necessary or useful.

3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, to coordinate the regular activities of the Company, including the implementation of directives of and the decisions taken by the Shareholders' Meetings, the Board of Directors' Meetings and the Board of Officers' Meetings, to run, manage and supervise the corporate businesses, and issue and approve instructions and internal regulations found necessary or useful.

4th Paragraph - In case of vacancy or impediment of any officer, the Board of Directors shall designate a new officer or a substitute and shall set forth, in either case,	4th Paragraph - In case of vacancy or impediment of any officer, the Board of Directors shall designate a new officer or a substitute and shall set forth, in either case,

the respective term-of-office and compensation.	the respective term-of-office and compensation.
5th Paragraph - The Board of Officers shall meet whenever necessary, and the meeting shall be called by the Chief Executive Officer, who shall also be the chairman of the meeting.	5th Paragraph - The Board of Officers shall meet whenever necessary, and the meeting shall be called by the Chief Executive Officer, who shall also be the chairman of the meeting.
6th Paragraph - The meeting shall be installed with the presence of the officers representing the majority of the members of the Board of Officers.	6th Paragraph - The meeting shall be installed with the presence of the officers representing the majority of the members of the Board of Officers.
7th Paragraph - Minutes of the meetings and the decisions of the Board shall be registered in the proper book.	7th Paragraph - Minutes of the meetings and the decisions of the Board shall be registered in the proper book.
8th Paragraph - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office,

8th Paragraph - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office,

Alteration merely in form.

The term “Administrators” is already defined in the §1 of Article of these Bylaws.

Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 in

inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.	inform ~~BOVESPA~~the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.	these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.
ARTICLE 18 - The Board of Officers shall have all the powers and attributions that the law, the By-Laws and the Board of Directors of the Company confer upon it for the performance of the necessary acts to the regular operation of the Company, being entitled to decide on the performance of all actions and transactions related to the purpose of the Company which are not within the responsibilities of the Shareholders' Meeting or the Board of Directors, as well as all actions and transactions which do not require previous authorization from the Board of Directors.

ARTICLE 18 - The Board of Officers shall have all the powers and attributions that the law, the By-Laws and the Board of Directors of the Company confer upon it for the performance of the necessary acts to the regular operation of the Company, being entitled to decide on the performance of all actions and transactions related to the purpose of the Company which are not within the responsibilities of the Shareholders' Meeting or the Board of Directors, as well as all actions and transactions which do not require previous authorization from the Board of Directors.

1st Paragraph - With due regard to the provisions above, the Board of Officers shall:	1st Paragraph - With due regard to the provisions above, the Board of Officers shall:
a) Represent the Company in	a) Represent the Company in

accordance with its By-Laws, whether in court or out-of-court, with due regard to the attributions set forth in law, and appoint ad negotia or adjudicia attorneys-in- fact;	accordance with its By-Laws, whether in court or out-of-court, with due regard to the attributions set forth in law, and appoint ad negotia or adjudicia attorneys-in- fact;
b) Prepare and perform the plans and investment and development policies, as well as the respective budgets, with due regard to the deliberative capacity of the Board of Directors; and	b) Prepare and perform the plans and investment and development policies, as well as the respective budgets, with due regard to the deliberative capacity of the Board of Directors; and
c) Control and analyze the behavior of the controlled, affiliate and subsidiary companies in view of the expected results.	c) Control and analyze the behavior of the controlled, affiliate and subsidiary companies in view of the expected results.
2nd Paragraph - The Board of Officers may designate one of its members to represent the Company in acts or transactions in the country or abroad, or designate an attorney-in-fact to perform a specific act, provided that the minutes that contain the decision of the Board of Officers are

2nd Paragraph - The Board of Officers may designate one of its members to represent the Company in acts or transactions in the country or abroad, or designate an attorney-in-fact to perform a specific act, provided that the minutes that contain the decision of the Board of Officers are

registered before the Commercial Registry, if necessary.	registered before the Commercial Registry, if necessary.
ARTICLE 19 - In addition to the provisions listed in the 3rd Paragraph of Section 15 above, the Company's Chief Executive Officer shall have powers to preside over the meetings of the Board of Officers and supervise the compliance of general decisions.

ARTICLE 19 - In addition to the provisions listed in the 3rd Paragraph of Section 15 above, the Company's Chief Executive Officer shall have powers to preside over the meetings of the Board of Officers and supervise the compliance of general decisions.

ARTICLE 20 - All acts that create responsibility for the Company, or discharge obligations of third parties with the company, including the representation of the Company in court, actively or passively, shall only be deemed valid if approved according to the By-Laws and if they have:

ARTICLE 20 - All acts that create responsibility for the Company, or discharge obligations of third parties with the company, including the representation of the Company in court, actively or passively, shall only be deemed valid if approved according to the By-Laws and if they have:

a) the joint signature of the Chief Executive Officer and another Officer; or	a) the joint signature of the Chief Executive Officer and another Officer; or
b) the joint signature of two Officers; or	b) the joint signature of two Officers; or

c) the signature of one Officer together with an attorney-in-fact; or	c) the signature of one Officer together with an attorney-in-fact; or
d) the joint signature of two attorneys- in-fact of the Company.	d) the joint signature of two attorneys-in-fact of the Company.
1st Paragraph - The powers-of-attorney shall always be executed by two members of the Board of Officers, one of which must always be the Chief Executive Officer, and shall be granted for specific purposes and for a determined term, except for those with the powers of the "adjudicia" clause.

1st Paragraph - The powers-of-attorney shall always be executed by two members of the Board of Officers, one of which must always be the Chief Executive Officer, and shall be granted for specific purposes and for a determined term, except for those with the powers of the "adjudicia" clause.

2nd Paragraph - The Company shall be represented solely by any of the Officers, without regard to the formalities set forth in this Section in the cases of personal testimony and in their condition of representatives of the Company on judicial hearings.

2nd Paragraph - The Company shall be represented solely by any of the Officers, without regard to the formalities set forth in this Section in the cases of personal testimony and in their condition of representatives of the Company on judicial hearings.

CHAPTER V FISCAL BOARD (CONSELHO FISCAL)	CHAPTER V FISCAL BOARD (CONSELHO FISCAL)
ARTICLE 21 - The Company shall have a	ARTICLE 21 - The Company shall have a

Fiscal Board (Conselho Fiscal) composed of 3 (three) to 5 (five) members and alternates in equal number. The Fiscal Board (Conselho Fiscal) shall not be permanent. It shall only be elected and installed by the Shareholders' Meeting upon the request of the shareholders, in the cases provided by law.

Fiscal Board (Conselho Fiscal) composed of 3 (three) to 5 (five) members and alternates in equal number. The Fiscal Board (Conselho Fiscal) shall not be permanent. It shall only be elected and installed by the Shareholders' Meeting upon the request of the shareholders, in the cases provided by law.

Sole Paragraph - The members of the Fiscal Board (Conselho Fiscal) shall be vested in office upon signature of the respective term, drawn up in the proper book and in case the Company is signatory of the Differentiated Corporate Governance Practices Agreement, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Board (Conselho Fiscal) Members (as defined in the Regulation). The members of the Fiscal Board shall, immediately after vested in office, inform BOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

Sole Paragraph - The members of the Fiscal Board (Conselho Fiscal) shall be vested in office upon signature of the respective term, drawn up in the proper book and in case the Company is signatory of the Differentiated Corporate Governance Practices Agreement, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Board (Conselho Fiscal) Members (as defined in the Regulation). The members of the Fiscal Board shall, immediately after vested in office, inform ~~BOVESPA~~the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

Alteration merely in form.

Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 in these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.

ARTICLE 22 - The Fiscal Board (Conselho Fiscal) shall meet whenever called by any of its members, at least once every three months. The operation of the Fiscal Board (Conselho Fiscal) shall end on the Annual Shareholders' Meeting subsequent to its installation, and reelection of its members is permitted.

ARTICLE 22 - The Fiscal Board (Conselho Fiscal) shall meet whenever called by any of its members, at least once every three months. The operation of the Fiscal Board (Conselho Fiscal) shall end on the Annual Shareholders' Meeting subsequent to its installation, and reelection of its members is permitted.

ARTICLE 23 - The compensation of the members of the Fiscal Board (Conselho Fiscal) shall be determined at the Shareholders' Meeting during which they are elected.	ARTICLE 23 - The compensation of the members of the Fiscal Board (Conselho Fiscal) shall be determined at the Shareholders' Meeting during which they are elected.

CHAPTER VI CORPORATE YEAR, FINANCIAL STATEMENT AND PROFIT ALLOCATION	CHAPTER VI CORPORATE YEAR, FINANCIAL STATEMENT AND PROFIT ALLOCATION
ARTICLE 24 - The Company's fiscal year shall have a term of one year and shall end on the last day of December of each year.	ARTICLE 24 - The Company's fiscal year shall have a term of one year and shall end on the last day of December of each year.
ARTICLE 25 - At the end of each fiscal year	ARTICLE 25 - At the end of each fiscal year

the financial statements required by law shall be drawn up based on the Company's accountancy:	the financial statements required by law shall be drawn up based on the Company's accountancy:
a) Balance sheet; (balanço patrimonial)	a) Balance sheet; (balanço patrimonial)
b) Statement of changes in net worth position;	b) Statement of changes in net worth position;
c) Statement of results of the fiscal year; and	c) Statement of results of the fiscal year; and
d) Statement of origin and application of resources.	d) Statement of origin and application of resources.
1st Paragraph - Jointly with the financial statements of the fiscal year, the Board of Directors shall present during the Annual Shareholders' Meeting a proposal on the destination to be given to the net profit, observing the provisions of law and the By- Laws.

1st Paragraph - Jointly with the financial statements of the fiscal year, the Board of Directors shall present during the Annual Shareholders' Meeting a proposal on the destination to be given to the net profit, observing the provisions of law and the By- Laws.

2nd Paragraph - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of	2nd Paragraph - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of

law, and approve the distribution of intercalary dividends based on the profits verified.	law, and approve the distribution of intercalary dividends based on the profits verified.
3rd Paragraph - At any time, the Board of Directors may also deliberate the distribution of intermediary dividends, to the account of accumulated profits or reserve of existing profits.	3rd Paragraph - At any time, the Board of Directors may also deliberate the distribution of intermediary dividends, to the account of accumulated profits or reserve of existing profits.
4th Paragraph - The amount paid or credited as interest on equity capital under the terms of Section 9, Paragraph 7 of Law No. 9.249/95, and the applicable laws and regulations, may be regarded as obligatory dividend and integrate the total value of the dividends distributed by the Company for all legal purposes.

4th Paragraph - The amount paid or credited as interest on equity capital under the terms of Section 9, Paragraph 7 of Law No. 9.249/95, and the applicable laws and regulations, may be regarded as obligatory dividend and integrate the total value of the dividends distributed by the Company for all legal purposes.

5th Paragraph - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.	5th Paragraph - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.
ARTICLE 26 - From the results of the fiscal year, occasional accumulated losses and	ARTICLE 26 - From the results of the fiscal year, occasional accumulated losses and

income tax provision shall be deducted from the results of the fiscal year prior to any participation.	income tax provision shall be deducted from the results of the fiscal year prior to any participation.
1st Paragraph - Over the remaining profit calculated as described in this Section's mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.	1st Paragraph - Over the remaining profit calculated as described in this Section's mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.
2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:	2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:
a) 5% (five per cent) for the legal reserve until it reaches 20% (twenty per cent) of the Company's paid up capital;	a) 5% (five per cent) for the legal reserve until it reaches 20% (twenty per cent) of the Company's paid up capital;
b) 25% (twenty-five per cent) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to Section 202 of Law No. 6.404/76, shall be used to

b) 25% (twenty-five per cent) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to Section 202 of Law No. 6.404/76, shall be used to pay mandatory dividend to all of

pay mandatory dividend to all of its shareholders;	its shareholders;
c) every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, the administration may suggest, and a Shareholders' Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to Section 197 of Law No. 6.404/76; and

c) every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, the administration may suggest, and a Shareholders' Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to Section 197 of Law No. 6.404/76; and

d) the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders' Meeting, or it has not been decided otherwise.	d) the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders' Meeting, or it has not been decided otherwise.

CHAPTER VII LIQUIDATION	CHAPTER VII LIQUIDATION
ARTICLE 27 - The Company shall be liquidated in the cases established by law or	ARTICLE 27 - The Company shall be liquidated in the cases established by law or

by virtue of a decision of the Shareholders' Meeting, and shall be extinguished at the end of the liquidation process.	by virtue of a decision of the Shareholders' Meeting, and shall be extinguished at the end of the liquidation process.
Sole Paragraph - The Board of Directors shall appoint the liquidator and determine the process and the directives to be observed and shall establish its compensation.	Sole Paragraph - The Board of Directors shall appoint the liquidator and determine the process and the directives to be observed and shall establish its compensation.

CHAPTER VIII GENERAL PROVISIONS	CHAPTER VIII GENERAL PROVISIONS
ARTICLE 28 - The dividends that are not received or requested shall expire in a 3 (three) year period as of the date in which they are made available to the shareholder, and shall revert in favor of the Company.

ARTICLE 28 - The dividends that are not received or requested shall expire in a 3 (three) year period as of the date in which they are made available to the shareholder, and shall revert in favor of the Company.

ARTICLE 29 - The Company shall observe the shareholders' agreements registered according to Section 118 of Law No. 6.404/76, and the administration shall refrain from making the registry of the transfer of shares contrary to the respective terms, and the President of the

ARTICLE 29 - The Company shall observe the shareholders' agreements registered according to Section 118 of Law No. 6.404/76, and the administration shall refrain from making the registry of the transfer of shares contrary to the respective terms, and the President of the

Shareholders' Meeting and the President of the Board of Directors Meeting, and refraining from computing the votes against such agreements.	Shareholders' Meeting and the President of the Board of Directors Meeting, and refraining from computing the votes against such agreements.

CHAPTER IX TRANSFER OF THE CORPORATE CONTROL, CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY AND THE DISCONTINUANCE OF THE DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES	CHAPTER IX TRANSFER OF THE CORPORATE CONTROL, CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY AND THE DISCONTINUANCE OF THE DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES
ARTICLE 30 - The disposal of control of the company, whether by one single transaction or in a series of successive transactions shall be carried out on precedent or resolutive condition, namely, that the buyer undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded

ARTICLE 30 - The disposal of control of the company, whether by one single transaction or in a series of successive transactions shall be carried out on precedent or resolutive condition, namely, that the buyer undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded

the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).	the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).
1st Paragraph - The price of the public offer referred in the caput of the present article shall be the same price paid per share of the block of control, for the holders of preferred and common shares with voting rights, without voting rights or with restricted voting rights issued by the Company.

~~1st~~Sole Paragraph - The price of the public offer referred in the caput of the present article shall be the same price paid per share of the block of control, for the holders of preferred and common shares with voting rights, without voting rights or with restricted voting rights issued by the Company.
Alteration merely in form. Considering that Article 30 of these Bylaws has a sole paragraph, this paragraph was renumbered to “Sole Paragraph”.
ARTICLE 31 - The public offer referred in the previous article will also be mandatory:	ARTICLE 31 - The public offer referred in the previous article will also be mandatory:
a) when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company's Control (as defined in the Regulation); and

a) when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company's Control (as defined in the Regulation); and

b) whenever there has been disposal of controlling interest in a company	b) whenever there has been disposal of controlling interest in a company	Alteration merely in form.

that holds the Company's Control (as defined in the Regulation); in such case, the Selling Controlling Shareholder shall be obliged to inform BOVESPA, the value ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.

that holds the Company's Control (as defined in the Regulation); in such case, the Selling Controlling Shareholder shall be obliged to inform ~~BOVESPA~~the BM&FBOVESPA, the value ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.

Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 in these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.

ARTICLE 32 - Whoever already has shares issued by the Company and acquires their Control, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:

ARTICLE 32 - Whoever ~~already has shares issued by the Company and~~ acquires ~~their~~the Share Control of the Company, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:
Clarify that a third party whoever intend to acquire the Share Control of the Company and whoever is not a shareholder of the Company, must tender the public offer referred in this Article.
a) tender the public offer referred in Article 30 of this By-Laws; and	a) tender the public offer referred in Article 30 of this By-Laws; and
b) make proper reparation for the shareholders from which it had bought on stock exchanges over the period of 6 (six) months prior to the date of the Disposal of Company's	b) make proper reparation for the shareholders from which it had bought on stock exchanges over the period of 6 (six) months prior to the date of the Disposal of Company's
Specify the final term of the monetary updating of the amount to be paid in terms of reparation for the shareholders and to establish the criteria of distribution of the reparation thereof, all in accordance with the provisions set forth in item 8.2 of

Control, to whom it shall pay the difference between the price paid to the Selling Controlling Shareholder and the amount paid on stock exchange for shares of the Company, duly updated.
Control, to whom it shall pay the difference between the price paid to the Selling Controlling Shareholder and the amount paid on stock exchange for shares of the Company, duly updated until the payment date. Said amount shall be distributed among all the persons selling the Company’s shares in the floor sessions in which the Purchaser (as defined in the Regulation) effected the acquisitions, proportionally to the net daily selling balance of each person, it being the duty of the BM&FBOVESPA to carry out the distribution, under the terms of its regulations.
Regulation.
ARTICLE 33 - The Company shall not register any transfer of shares for the Buyer (as defined in the Regulation) or to those who come to hold the Control (as defined in the Regulation) while they execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).

ARTICLE 33 - The Company shall not register any transfer of shares for the Buyer or to those who come to hold the Control (as defined in the Regulation) while they execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).

ARTICLE 34 - The Company shall not register shareholders' agreements that include provisions on the exercise of Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.

ARTICLE 34 - The Company shall not register shareholders' agreements that include provisions on the exercise of Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.

ARTICLE 35 - It is hereby established the obligation of the Controlling Shareholder or the Company to tender a public offer for acquisition of shares for cancellation of registration as a publicly-held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation.

ARTICLE 35 - It is hereby established the obligation of the Controlling Shareholder or the Company to tender a public offer for acquisition of shares for cancellation of registration as a publicly-held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation.

ARTICLE 36 - It is hereby established the obligation:	ARTICLE 36 - It is hereby established the obligation:
a) of the Controlling Party to tender a public offer of acquisition of shares pertaining to the other shareholders of the Company, in case of discontinuance of the Level 2 Corporate Governance Differentiated

a) of the Controlling Party to tender a public offer of acquisition of shares pertaining to the other shareholders of the Company, in case of discontinuance of the Level 2 Corporate Governance Differentiated Practices so that the shares of the Company

Establish that the Controlling Party shall tender a public offer of acquisition of shares within 120 days counted from the date of the general shareholders’ meeting at which the transaction was approved, in case of discontinuance of the Level 2 Corporate Governance Differentiated Practices of

Practices so that the shares of the Company are registered for negotiation outside of Level 2; and
are registered for negotiation outside of Level 2 of the BM&FBOVESPA within one hundred and twenty (120) days counted from the date of the general shareholders’ meeting at which the transaction was approved; and
BM&FBOVESPA.
b) of the Controlling Party to effect a public offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the resulting company is not classified as detaining patterns of corporate governance of BOVESPA's Level 2.

b) of the Controlling Party to effect a public offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the ~~resulting~~surviving company is not classified as detaining patterns of corporate governance of BOVESPA's Level 2 of the BM&FBOVESPA within one hundred and twenty (120) days counted from the date of the general shareholders’ meeting at which the transaction was approved.

Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 in these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.

Establish the maximum period of 120 days within the Company surviving from a corporate reorganization obtains the necessary requirements so that its trading securities can be renegotiated in the Level 2 of the BMF&BOVESPA, pursuant to the provisions set forth in item 11.3 of the Regulation.

1st Paragraph - In both cases, the price to be offered shall correspond, at least, to the	1st Paragraph - In both cases, the price to be offered shall correspond, at least, to the

Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules.	Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules.

2nd Paragraph – Th Controlling Shareholder is discharged from proceeding to the public offering of the shares referred to in the head paragraph of this article if the Company exists Level 2 of Corporate Governance by reason of the entry into an Agreement for listing of the Company’s shares in the special segment of the BM&FBOVESPA called Novo Mercado ("Novo Mercado") or if the company surviving from a corporate reorganization obtains authorization for trading securities in the Novo Mercado within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved.

Establish exceptions to the obligation of the Controlling Shareholder to proceeding to the public offering of the shares, if (i) the Company exits Level 2 of Corporate Governance of BM&FBOVESPA by reason of its entry into the Novo Mercado of BMF&BOVESPA, pursuant the provisions in item 11.2.1of Regulation, or (ii) if the Company surviving from a corporate reorganization obtains the necessary requirements for that its trading securities can be trading in Novo Mercado of BMF&BOVESPA, pursuant to the provisions in item 11.3.1 of the Regulation.

ARTICLE 37 - The appraisal report referred in the precedent articles 35 and 36 above shall be prepared by a specialized company, with proven experience and independent of	ARTICLE 37 - The appraisal report referred in the ~~precedent~~preceding articles 35 and 36 above shall be prepared by a specialized company or institution, with proven	Alterations merely in form. Complement the writing of the article, pursuant to the provisions in item 10.1 of the company, its senior managers and controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8 of Law n.º 6.404/76 without prejudice of the liability set out in paragraph 6 of the same article of the Law.

experience and independent from the decision-making body of the company, its senior managers and/or controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8 of Law n.º 6.404/76 without prejudice of the liability set out in paragraph 6 of the same article of the Law.
the Regulation.
1st Paragraph - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the General Shareholders' Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the absolute majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders' meeting, which, if installed in the first call, shall count with the presence of

1st Paragraph - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the General Shareholders' Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the absolute majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders' meeting, which, if installed in the first call, shall count with the presence of shareholders that represent, at least, 20% (twenty per cent) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

shareholders that represent, at least, 20% (twenty per cent) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

2nd Paragraph - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.	2nd Paragraph - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.

ARTICLE 38 – In the event there is no Controlling Shareholder, in case it is decided that the Company will exit Level 2 of Corporate Governance segment in order that the securities issued thereby may be listed for trading outside the Level 2 of Corporate Governance segment, or by reason of a corporate reorganization in which the company surviving from such corporate reorganization does not have its securities admitted for trading in the Level 2 of Corporate Governance segment or in the “Novo Mercado” segment, said exiting will be conditioned on a public offering of the

Establish that in the event there is no Controlling Shareholder, carrying out a public offering of the shares issued by the Company is the condition to exit Level 2 of BM&FBOVESPA, pursuant to item 11.2.2 of Regulation.

In this way, if there is no Controlling Shareholder, it will be necessary to carry out a public offering of shares, by reason of a Corporate reorganization in which the company surviving from such Corporate reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance segment or in the “Novo shares being carried out under the same conditions provided for in article 36 above, which shall occur within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved.

Mercado” segment, which shall occur within 120 days, counted from the date of the general meeting at which the referred transaction was approved, pursuant to the provisions of item 11.3.2 of Regulation.

1st Paragraph – The general meeting at which the referred transaction was approved shall define the party(ies) responsible for carrying out the public offering of shares, which, being present at the meeting, shall expressly undertake the obligation to carry out the offering.

Establish that the parties responsible for carrying out the public offering of shares shall be defined by the general meeting referred in the head paragraph of this Article, pursuant to the provisions of item 11.2.2 and 11.3.2 of Regulation.

2nd Paragraph – In the absence of definition of the party(ies) responsible for carrying out the public offering of shares, in case of corporate reorganization, pursuant to the terms of the 1st Paragraph above, it shall be the duty of the shareholders having voted favorably for the corporate reorganization to carry out the public offering.

Establish that in the event the general meeting referred in the paragraph above does not define the parties responsible for carrying out the public offering of shares, and the reason of this public offering of shares is a corporate reorganization, from which the Company surviving does not have its securities admitted for trading in Level 2 of Corporate Governance segment, the offering thereof shall be carried out by the shareholders having voted favorably for the corporate reorganization, pursuant to the provisions in item 11.3.2 of Regulation.

ARTICLE 39 – The exit of the Company from the Level 2 of Corporate Governance segment by reason of failure to comply with the obligations provided for in the Regulation shall be conditioned on the public offering of the shares being effected, at least, for the Economic Value of the shares, to be determined in an appraisal report as mentioned in article 37 above, with due regard to the applicable legal and regulatory rules.

Establish that in the event the failure to comply with the obligations provided for in the Regulation result the exit of the Company from Level 2 of Corporate Governance segment, carrying out of a public offering of shares will be mandatory, in the terms herein prescribed, pursuant to item 12.5.1 of Regulation.

1st Paragraph – The Controlling Shareholder shall conduct the public offering of the shares provided for in the head paragraph of this article.
Establish that the public offering of shares provided for in the head paragraph of this article shall be conducted by the Controlling Shareholder pursuant to the provisions in item 12.5.1 (iii) of the Regulation.

2nd Paragraph – In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article arises out of a decision made at the general meeting, the shareholders having voted favorably to the adoption of the resolution that gave rise to the respective noncompliance will conduct the public

Establish that in the event there is no Controlling Shareholders and the exit from Level 2 of Corporate Governance segment arises out failure of the Company to comply with the obligations provided for in the Regulation, the public offering of the shares will be conducted by the shareholders having voted favorably to the adoption to the resolution that gave rise to

offering of the share as set forth in the head paragraph of this article.	the respective noncompliance, pursuant to the provisions in item 12.5.2 (i) of the Regulation.

3rd Paragraph – In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article is due to a management’s act or fact, the directors of the Company shall call a general shareholders’ meeting whose agenda shall be to adopt a resolution on how to remedy the noncompliance with the obligations provided for in the Regulation or, if the case may be, to decide that the Company shall exit from the Level 2 of Corporate Governance segment.

Establish that in the event the exit from Level 2 of Corporate Governance arises from failure to comply with the obligations provided for in the Regulation and such failure is due to a management’s act or fact, the Directors of the Company shall call a general shareholder’s meeting whose agenda shall be to adopt a resolution on how to remedy the noncompliance with the obligations provided for in the Regulation or, if the case may be, to decide that the Company shall exit from the Level 2 of Corporate Governance segment, pursuant to item 12.5.2 (ii) of Regulation.

4th Paragraph – In case the general meeting mentioned in the 2nd paragraph above shall decide that the Company shall exit from Level 2 of Corporate Governance segment, the referred general meeting shall define the party(ies) responsible for conducting the public offering of shares provided for in the head paragraph of this article, which, being present at the meeting, shall

Establish that in the event the general meeting mentioned in the 2nd paragraph above shall decide that the Company shall exit from Level 2 of Corporate Governance segment, the Party(ies) responsible for conducting the public offering of shares shall be defined in the general meeting thereof, pursuant to provisions in item 12.5.2.1 of Regulation.

expressly undertake the obligation to conduct the public offering.’
ARTICLE 38 - The situations not provided for in this statute shall be resolved by the Shareholders' Meeting and regulated according to the provisions of Law no 6.404/76.	ARTICLE 40 - The situations not provided for in ~~this statute~~these bylaws shall be ~~resolved~~decided by the Shareholders' Meeting and regulated according to the provisions of Law no 6.404/76.	Renumber the article (alteration merely in form).
ARTICLE 39 - The Company, its Shareholders, its Senior Managers (as defined in the Regulation) and the members of the Fiscal Board undertake to resolve, by means of arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporations' Law, Company's By-Laws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, BOVESPA's Level 2 Differentiated Corporate Governance

ARTICLE ~~39~~41 - The Company, its Shareholders, its Senior Managers (as defined in the Regulation) and the members of the Fiscal Board undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporations' Law, Company's By-Laws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well in the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, ~~BOVESPA's~~of the

Renumber the article (alteration merely in form).

Term “Administrators” is already defined in §1º of Article 12 of these Bylaws (alteration merely in form).

Specify that in the event arbitration takes place, such arbitration shall be conducted before the Market Arbitration Chamber, pursuant item 13.1 of the Regulation.

Include the provisions provided for in the Regulation of Penalties among the subjects which may be submitted to arbitration, pursuant item 13.1 of the Regulation.

Adapt the name of the agreement executed

Practices and the Arbitration Regulation of the Market Arbitration Chamber.
Sanctions Regulation (as defined in the Regulation), of the Agreement for Listing in the Level 2 ~~Differentiated~~of Corporate Governance ~~Practices~~of the BM&FBOVESPA, and of the Arbitration Regulation ~~of~~(as defined in the ~~Market Arbitration Chamber.~~Regulation).

by and between BM&FBOVESPA e the Company (“Agreement for Listing in the Level 2 of Corporate Governance of the BM&FBOVESPA”), pursuant to the new writing of Regulation.

Replace “Bolsa de Valores de São Paulo – BOVESPA” by the term “BM&FBOVESPA”, defined in the 1st paragraph of Article 1 in these Bylaws, as a result of the integration process between BM&F and BOVESPA occurred in 2008.

Clarify that the term “Regulation of Arbitration” is being used as defined in the Regulation.

ANNEX II

BY-LAWS

OF GOL LINHAS AÉREAS INTELIGENTES S.A.

CHAPTER I

NAME, HEADQUARTERS, JURISDICTION,

 DURATION AND PURPOSE

ARTICLE 1 - Gol Linhas Aéreas Inteligentes S.A. (“Company”) is a joint stock company (sociedade por ações) governed by the laws and use of commerce, by these By-Laws (“Bylaws”) and applicable legislation.

1st paragraph – Upon admission of the Company in the special listing segment called Level 2 of Corporate Governance (“Nível 2 de Governança Corporativa”) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) (Stock, Commodities and Futures Exchange), the Company, its shareholders, executive officers and members of the Board of Directors and of the Fiscal Board, where installed, are bound by the provisions set forth in the Regulation of Level 2 Corporate Governance of BM&FBOVESPA (“Regulation”).

2nd paragraph – The provisions in the Regulation shall prevail over the provisions in the Bylaws, in the event of loss to the rights of the investors in public offerings provided for in these Bylaws.

ARTICLE 2 - The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. or of its successor at any title, and by means of controlled or affiliate companies, to exploit (a) regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of chartering air transportation of passengers, cargo and mail bags; (c) the rendering of maintenance services, repair of aircrafts, own or third parties', motors, items and parts; (d) the rendering of services of aircraft hangar; (e) the rendering of services of attendance of patio and road, supplying of flight attendance and aircrafts cleaning; (f) the development of other activities related, connected or auxiliary to air transportation and to the other activities above described; and (g) participation in other companies, commercial or not, as a partner, quotaholder or shareholder.

Sole Paragraph - The transfer of the corporate control of VRG Linhas Aéreas S.A. shall be considered a change in corporate objective for purposes of exercise of the withdrawal right by the shareholders of the Company.

ARTICLE 3 - The Company's head office is located in the City of São Paulo, State of São Paulo, at Rua Tamoios, No. 246, ground floor, Jardim Aeroporto, CEP 04630-000, and it may open and close branches, agencies, deposits or representation offices in any part of the Brazilian territory or abroad, through resolutions of the Board of Directors.

ARTICLE 4 - The Company's term is indefinite.

CHAPTER II
CAPITAL STOCK AND SHARES

ARTICLE 5 – The Capital Stock, fully subscribed and paid-up, is two billion, three hundred and sixteen million, four hundred and sixty-one thousand, seven hundred and forty reais and twenty-three cents (R$2,316,461,740.23)~~two billion, three hundred and sixteen million, two hundred and eighty thousand, four hundred and twenty reais and twenty-three cents (R$2,316,280,420.23)~~, represented by two hundred and seventy million, three hundred and eighty-six thousand, eight hundred and sixty-six (270,386,866)~~two hundred and seventy million, three hundred and seventy-one thousand, three hundred and eighty-six (270,371,386)~~ shares, of which one hundred and thirty-seven million, thirty two thousand and seven hundred and thirty-four (137.032.734)~~one hundred and thirty-seven million, thirty two thousand and seven hundred and thirty-four (137.032.734)~~ are common shares and one hundred thirty-three million, three hundred and fifty-four thousand and one hundred and thirty-two (133.354,132)~~one hundred thirty-three million, three hundred and thirty-eight thousand and six hundred and fifty-two (133.338.652)~~ are preferred shares, all of them registered, with no face value.

1st – The Company’s shares shall be registered, with the adoption of book-entry shares being permitted, in which case they will be held in deposit accounts opened in the name of their respective holders, with a financial institution duly authorized by the Brazilian Securities and Exchange Commission – (“CVM~~,~~”), it being permitted that the fee mentioned in paragraph 3, article 35, of Law 6404/76, as amended, be charged to the shareholders.

2nd Paragraph - Each common share shall be entitled to one vote in the Shareholders' Meetings.

3rd Paragraph - Preferred shares shall not be entitled to voting rights, except in the case of the subjects specified in the 4th Paragraph below, the preferences consisting on the following:

(a) priority in the reimbursement of capital, without premium; and

(b) the right to be included in the public offering arising from the sale of corporate control, for the same price paid per share of the block of control, being guaranteed the right to dividends at least equal to that of the common shares.

4th Paragraph - Preferred shares shall be entitled the right to vote in any deliberations of the General Shareholders' Meeting about (a) transformation, incorporation, spin-off and merger of the Company; (b) approval of agreement between the Company and the Controlling Shareholder (as defined in ~~Bovespa's~~the Regulation of Differentiated ~~Corporate Governance Practices Level 2~~), directly or through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the By-Laws are deliberated in a general meeting; (c) evaluation of goods destined to the paying up of increase of the Company's corporate capital; (d) choice of specialized institution or company for the determination of the Economic Value (as defined in ~~Bovespa's~~ the Regulation of Differentiated Corporate Governance Practices ~~Level 2~~) of the Company according to item 10.1.1. of ~~Bovespa's~~ the Regulation of ~~Differentiated Corporate Governance Practices Level 2 (the "Regulation");~~); (e) change of the Company's corporate purpose; (f) amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the ~~Differentiated~~Level 2 Corporate Governance ~~Practices~~Listing Agreement (as defined in the Regulation); and (g) any change in the voting rights determined in this paragraph.

5th Paragraph - If there is a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by the shareholder that has exerted this withdrawal right, when authorized by law, shall correspond to the economic value of such shares, to be calculated according to the procedure of evaluation accepted by Law No. 6.404/76, as amended, whenever such value is lower than the equity value calculated according to Section 45 of Law No. 6.404/76.

6th Paragraph - The shareholders may, at any time, convert common shares into preferred shares, in the proportion of 1 (one) common share to 1 (one) preferred share, provided that such shares are paid-up and with due regard to the legal limit. The conversion requests shall be sent to the Board of Officers in writing. The conversion requests received and accepted by the Board of Officers shall be ratified in the first meeting of the Board of Directors to be held.

ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital up to R$4,000,000,000.00 (four billion Reais).

1st Paragraph - Within the limit authorized by this Section, the Company may, through decision of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, upon the issuance of shares, without respecting the proportionality between the different types of shares. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

2nd Paragraph - At the Board of Directors' discretion, the right of first refusal may be excluded or have its term for exercise reduced concerning the issuance of shares in which placement is held in the stock market or by public subscription, or even by exchange per shares, in a public offering for acquisition of corporate control, according to the provisions of law.

3rd Paragraph - The Company may, within the limit of the authorized capital established herein and according to a plan approved by the shareholders' meeting, grant stock options to its officers or employees or to individuals that render services to the Company or to a company under its control.

ARTICLE 7 - The issuance of participation certificates by the Company is forbidden.

CHAPTER III
SHAREHOLDERS' MEETINGS

ARTICLE 8 - The Shareholders' Meetings have authority to decide on all matters related to the purpose of the Company and take any resolutions deemed convenient to its protection and development. Shareholder Meetings shall be called, installed and held for the purposes of and as provided for by law, and resolutions shall be taken according to the quorum established by law.

1st Paragraph - The Shareholders' Meeting shall be called by means of a call notice published at least 15 (fifteen) days prior to the first call and 8 (eight) days prior to the second call.

2nd Paragraph - All documents to be analyzed or discussed in the Shareholders' Meeting shall be made available to the shareholders in the ~~São Paulo Stock Market (Bolsa de Valores de São Paulo - BOVESPA),~~BM&FBOVESPA, as well as in the Company's headquarters, as from the date of publication of the first call notice mentioned in the previous paragraph.

ARTICLE 9 - The Shareholders' Meeting shall be installed and presided by the Chairman of the Board of Directors and, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company's officers present.

Sole Paragraph - The President of the Shareholders' Meeting shall choose one or more secretaries.

ARTICLE 10 - The shareholders shall meet annually during the 4 (four) months immediately following the end of the fiscal year and they shall decide on the matters for which they are responsible as provided for by law.

ARTICLE 11 - The shareholders shall meet on an extraordinary basis whenever the Company's interests require a decision by the shareholders and in the cases provided for in these By-Laws.

CHAPTER IV
MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and a Board of Officers.

1st Paragraph - The Shareholders' Meeting shall establish the global amount of compensation for the ~~administrators~~Administrators~~,~~ (as defined in the Regulation), and the Board of Directors shall be responsible to decide, in a meeting, the individual compensation of each of the members of the Board of Directors and of the Board of Officers.

2nd Paragraph - The alternates for the members of the Board of Directors shall be compensated with a fixed amount for each meeting to which they attend, except when they take office, in case of vacancy.

BOARD OF DIRECTORS

ARTICLE 13 - The Board of Directors shall be comprised of at least 5 (five) and at most 11 (eleven) members, all shareholders, resident or not in the Country, appointed by the General Shareholders' Meeting and being its dismissal by the General Shareholders' Meeting possible at any time, for a unified term of office of 1 (one) year, being reelection permissible. The General Shareholders' Meeting shall also designate the ~~President~~Chairman of the Board, who may not be simultaneously the Chief Executive Officer or the main executive of the Company, under the terms or Article 12, §3, above.

1st Paragraph - At least 20% (twenty per cent) of the Directors shall be Independent Directors (as defined in the Regulation~~).~~ and expressly declared as such in the minutes of the General Shareholders’ Meeting at which they are elected. A Director will be also deemed as independent if elected in accordance with the provisions set forth in article 141, §§ 4 and 5 and article 239 of Law 6404/76. In case, as a result of compliance with the above mentioned percentage, there shall be a fraction number of directors, such number will be rounded up pursuant to the terms of the Regulation.

2nd Paragraph - The General Shareholders' Meeting may appoint one or more deputies for the members of the Board of Directors.

3rd Paragraph - On the election of the members of the Board of Directors, the General Meeting shall first determine, upon vote of the majority of its members, the number of members of the Board of Directors to be appointed.

4th Paragraph - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after vested in office, inform ~~BOVESPA~~the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

5th Paragraph - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.

6th Paragraph - The places of the members of the Board of Directors, if there is no deputy, may be filled by the Board of Directors its own, until the first General Shareholders Meeting that deliberates on the filling of the place, whose substitute shall complete the office of the substituted Director.

ARTICLE 14 - The Board of Directors shall meet whenever called by its Chairman or by 3 (three) of its members. The Directors may participate in the Board of Directors' meetings through conference call or video conference.

1st Paragraph - The meeting shall be called at least 7 (seven) days in advance, by registered mail or other written means, with a brief description of the agenda, and the attending members shall be deemed regularly called.

2nd Paragraph - Minutes of the meeting shall be recorded.

3rd Paragraph - The meetings shall be installed in the presence of at least the relative majority of the members of the Board of Directors, in the 2 (two) first calls, and with the presence of at any number of members in the third call. The decisions shall be taken by a majority of votes among the attending members. The Chairman is not entitled to casting a vote.

4th Paragraph - Regardless of the formalities related to its call, a meeting shall be deemed regularly called if all members attend.

5th Paragraph - The members of the Board of Officers and of the Fiscal Board (Conselho Fiscal) may attend the Board of Directors' meetings and shall have the right to speak but not the right to vote.

ARTICLE 15 - The Board of Directors shall decide on the matters described in Section 142 of Law No. 6.404/76 (and, if applicable, to speak favorably with respect to the matters of exclusive responsibility of the Shareholders' Meeting), with the vote of the majority of the members present at the meeting, except for the provisions of Article16 below.

ARTICLE 16 - The Board of Directors, according to the provisions of Article 29, is responsible for the following decisions:

a) Determine of the general orientation of the business of the Company;

b) Elect and dismiss the Company's Officers;

c) Arrogate to itself and decide about any subject which is not of exclusive responsibility of the Shareholders' Meeting or of the Board of Officers;

d) Decide about the call of a Shareholders' Meeting, whenever it deems necessary, or in the case of Section 132 of Law No. 6.404/76;

e) Audit the administration of the Officers, by examining, at any time, books and papers of the Company, and requesting information on agreements executed or under execution and any other acts;

f) Elect and dismiss the independent auditors;

g) Call the independent auditors to render the explanations deemed necessary;

h) Analyze the Management Report and the Board of Officers' accounts and decide about their submission to a Shareholders' Meeting;

i) Approve the annual and pluriannual budgets, the strategic plans, the expansion projects, and monitor their execution;

j) Approve the incorporation of a subsidiary and the participation of the Company in the corporate capital of other companies in the country and abroad;

k) Determine the powers of the Board of Officers for the sale or encumbrance of goods of the permanent asset, and define cases in which the previous authorization of the Board of Directors is a necessary condition;

l) Authorize the Company to render guarantees on behalf of third parties;

m) Assessing and Overseeing the implementation of the related party transactions policy for the Company;

n) Authorize the opening, transfer or closing of offices, branches, facilities or other establishments of the Company;

o) Decide about the acquisition by the Company of shares of its own issuance, to be held in treasury and/or later canceled or disposed;

p) Grant stock options to its administrators and employees, without right of preference to the shareholders;

q) Decide about the issuance of simple debentures, non-convertible in shares and without collateral;

r) Authorize the issuance of any credit instruments for the raising of funds, either "bonds", "notes", "commercial papers", or others usual in the market, deciding about its conditions of issuance and retrieval;

s) Under the provisions of these By-Laws and the applicable law, rule the order of its works and adopt or issue rules for its functioning; ~~and~~

t) Authorize any capital increase of the Company by the issuance of preferred shares up to the limit of the authorized capital, according to Article 6 of these By-Laws~~.~~;

u) State its favorable or dissenting opinion with respect to any public offering for shares issued by the Company, by means of a duly substantiated opinion, disclosed within fifteen (15) days from the publication of the invitation to the public offering, which shall address, at least (i) the convenience and opportunity of the public offering of shares as for the interests of all the shareholders and in relation to the liquidity of the securities owned by it; (ii) the consequences of the public offering of shares on the Company’s interest; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other issues the Board of Directors may deem to be pertinent, as well as the information required by the applicable rules set forth by the CVM; and

v) Define a list with the names of three firms specializing in economic evaluation of companies for preparing an appraisal report of the Company’s shares, in the cases of public offering of shares for cancellation of registration of the company as a publicly-held company or for desliting from the Level 2 Corporate Governance segment of the BM&FBOVESPA.

1st Paragraph - The Company and the managers shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial situation, projects and perspectives.

2nd Paragraph - The Board of Directors is responsible for the institution of Committees and the definition of their regulations and responsibilities. The following Committees shall be permanent: Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee.

BOARD OF OFFICERS

ARTICLE 17 - The Board of Officers shall be comprised of at least 2 (two) and up to 7 (seven) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and 4 (four) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of 01 (one) year, reelection permissible.

1st Paragraph - The responsibilities of the officers shall be defined by the Board of Directors, which shall also establish the fixed compensation of each member of the Board of Officers, and shall distribute, whenever applicable, the participation in the profits established by the Shareholders' Meeting.

2nd Paragraph - The officers shall ensure the compliance of the law and the By-Laws.

3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, to coordinate the regular activities of the Company, including the implementation of directives of and the decisions taken by the Shareholders' Meetings, the Board of Directors' Meetings and the Board of Officers' Meetings, to run, manage and supervise the corporate businesses, and issue and approve instructions and internal regulations found necessary or useful.

4th Paragraph - In case of vacancy or impediment of any officer, the Board of Directors shall designate a new officer or a substitute and shall set forth, in either case, the respective term-of-office and compensation.

5th Paragraph - The Board of Officers shall meet whenever necessary, and the meeting shall be called by the Chief Executive Officer, who shall also be the chairman of the meeting.

6th Paragraph - The meeting shall be installed with the presence of the officers representing the majority of the members of the Board of Officers.

7th Paragraph - Minutes of the meetings and the decisions of the Board shall be registered in the proper book.

8th Paragraph - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office, inform ~~BOVESPA~~the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 18 - The Board of Officers shall have all the powers and attributions that the law, the By-Laws and the Board of Directors of the Company confer upon it for the performance of the necessary acts to the regular operation of the Company, being entitled to decide on the performance of all actions and transactions related to the purpose of the Company which are not within the responsibilities of the Shareholders' Meeting or the Board of Directors, as well as all actions and transactions which do not require previous authorization from the Board of Directors.

1st Paragraph - With due regard to the provisions above, the Board of Officers shall:

a) Represent the Company in accordance with its By-Laws, whether in court or out-of-court, with due regard to the attributions set forth in law, and appoint ad negotia or adjudicia attorneys-in- fact;

b) Prepare and perform the plans and investment and development policies, as well as the respective budgets, with due regard to the deliberative capacity of the Board of Directors; and

c) Control and analyze the behavior of the controlled, affiliate and subsidiary companies in view of the expected results.

2nd Paragraph - The Board of Officers may designate one of its members to represent the Company in acts or transactions in the country or abroad, or designate an attorney-in-fact to perform a specific act, provided that the minutes that contain the decision of the Board of Officers are registered before the Commercial Registry, if necessary.

ARTICLE 19 - In addition to the provisions listed in the 3rd Paragraph of Section 15 above, the Company's Chief Executive Officer shall have powers to preside over the meetings of the Board of Officers and supervise the compliance of general decisions.

ARTICLE 20 - All acts that create responsibility for the Company, or discharge obligations of third parties with the company, including the representation of the Company in court,

actively or passively, shall only be deemed valid if approved according to the By-Laws and if they have:

a) the joint signature of the Chief Executive Officer and another Officer; or

b) the joint signature of two Officers; or

c) the signature of one Officer together with an attorney-in-fact; or

d) the joint signature of two attorneys-in-fact of the Company.

1st Paragraph - The powers-of-attorney shall always be executed by two members of the Board of Officers, one of which must always be the Chief Executive Officer, and shall be granted for specific purposes and for a determined term, except for those with the powers of the "adjudicia" clause.

2nd Paragraph - The Company shall be represented solely by any of the Officers, without regard to the formalities set forth in this Section in the cases of personal testimony and in their condition of representatives of the Company on judicial hearings.

CHAPTER V
FISCAL BOARD (CONSELHO FISCAL)

ARTICLE 21 - The Company shall have a Fiscal Board (Conselho Fiscal) composed of 3 (three) to 5 (five) members and alternates in equal number. The Fiscal Board (Conselho Fiscal) shall not be permanent. It shall only be elected and installed by the Shareholders' Meeting upon the request of the shareholders, in the cases provided by law.

Sole Paragraph - The members of the Fiscal Board (Conselho Fiscal) shall be vested in office upon signature of the respective term, drawn up in the proper book and in case the Company is signatory of the Differentiated Corporate Governance Practices Agreement, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Board (Conselho Fiscal) Members (as defined in the Regulation). The members of the Fiscal Board shall, immediately after vested in office, inform ~~BOVESPA~~the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 22 - The Fiscal Board (Conselho Fiscal) shall meet whenever called by any of its members, at least once every three months. The operation of the Fiscal Board (Conselho Fiscal) shall end on the Annual Shareholders' Meeting subsequent to its installation, and reelection of its members is permitted.

ARTICLE 23 - The compensation of the members of the Fiscal Board (Conselho Fiscal) shall be determined at the Shareholders' Meeting during which they are elected.

CHAPTER VI
CORPORATE YEAR, FINANCIAL STATEMENT AND PROFIT ALLOCATION

ARTICLE 24 - The Company's fiscal year shall have a term of one year and shall end on the last day of December of each year.

ARTICLE 25 - At the end of each fiscal year the financial statements required by law shall be drawn up based on the Company's accountancy:

a) Balance sheet; (balanço patrimonial)

b) Statement of changes in net worth position;

c) Statement of results of the fiscal year; and

d) Statement of origin and application of resources.

1st Paragraph - Jointly with the financial statements of the fiscal year, the Board of Directors shall present during the Annual Shareholders' Meeting a proposal on the destination to be given to the net profit, observing the provisions of law and the ByLaws.

2nd Paragraph - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of law, and approve the distribution of intercalary dividends based on the profits verified.

3rd Paragraph - At any time, the Board of Directors may also deliberate the distribution of intermediary dividends, to the account of accumulated profits or reserve of existing profits.

4th Paragraph - The amount paid or credited as interest on equity capital under the terms of Section 9, Paragraph 7 of Law No. 9.249/95, and the applicable laws and regulations, may be regarded as obligatory dividend and integrate the total value of the dividends distributed by the Company for all legal purposes.

5th Paragraph - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.

ARTICLE 26 - From the results of the fiscal year, occasional accumulated losses and income tax provision shall be deducted from the results of the fiscal year prior to any participation.

1st Paragraph - Over the remaining profit calculated as described in this Section's mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.

2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:

a) 5% (five per cent) for the legal reserve until it reaches 20% (twenty per cent) of the Company's paid up capital;

b) 25% (twenty-five per cent) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to Section 202 of Law No. 6.404/76, shall be used to pay mandatory dividend to all of its shareholders;

c) every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, the administration may suggest, and a Shareholders' Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to Section 197 of Law No. 6.404/76; and

d) the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders' Meeting, or it has not been decided otherwise.

CHAPTER VII LIQUIDATION

ARTICLE 27 - The Company shall be liquidated in the cases established by law or by virtue of a decision of the Shareholders' Meeting, and shall be extinguished at the end of the liquidation process.

Sole Paragraph - The Board of Directors shall appoint the liquidator and determine the process and the directives to be observed and shall establish its compensation.

CHAPTER VIII
GENERAL PROVISIONS

ARTICLE 28 - The dividends that are not received or requested shall expire in a 3 (three) year period as of the date in which they are made available to the shareholder, and shall revert in favor of the Company.

ARTICLE 29 - The Company shall observe the shareholders' agreements registered according to Section 118 of Law No. 6.404/76, and the administration shall refrain from making the registry of the transfer of shares contrary to the respective terms, and the President of the Shareholders' Meeting and the President of the Board of Directors Meeting, and refraining from computing the votes against such agreements.

CHAPTER IX
TRANSFER OF THE CORPORATE CONTROL, CANCELLATION OF THE
REGISTRATION OF PUBLICLY HELD COMPANY AND THE DISCONTINUANCE OF
THE DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES

ARTICLE 30 - The disposal of control of the company, whether by one single transaction or in a series of successive transactions shall be carried out on precedent or resolutive condition, namely, that the buyer undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).

~~1st~~Sole Paragraph - The price of the public offer referred in the caput of the present article shall be the same price paid per share of the block of control, for the holders of preferred and common shares with voting rights, without voting rights or with restricted voting rights issued by the Company.

ARTICLE 31 - The public offer referred in the previous article will also be mandatory:

a) when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company's Share Control (as defined in the Regulation); and

b) whenever there has been disposal of controlling interest in a company that holds the Company's Share Control (as defined in the Regulation); in such case, the Selling

Controlling Shareholder shall be obliged to inform ~~BOVESPA~~the BM&FBOVESPA, the value ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.

ARTICLE 32 - Whoever ~~already has shares issued by the Company and~~ acquires ~~their~~the Share Control of the Company, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:

a) tender the public offer referred in Article 30 of this By-Laws; and

b) make proper reparation for the shareholders from which it had bought on stock exchanges over the period of 6 (six) months prior to the date of the Disposal of Company's Share Control, to whom it shall pay the difference between the price paid to the Selling Controlling Shareholder and the amount paid on stock exchange for shares of the Company, duly updated until the payment date. Said amount shall be distributed among all the persons selling the Company’s shares in the floor sessions in which the Purchaser (as defined in the Regulation) effected the acquisitions, proportionally to the net daily selling balance of each person, it being the duty of the BM&FBOVESPA to carry out the distribution, under the terms of its regulations.

ARTICLE 33 - The Company shall not register any transfer of shares for the Buyer (as defined in the Regulation) or to those who come to hold the Share Control (as defined in the Regulation) while they execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).

ARTICLE 34 - The Company shall not register shareholders' agreements that include provisions on the exercise of Share Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.

ARTICLE 35 - It is hereby established the obligation of the Controlling Shareholder or the Company to tender a public offer for acquisition of shares for cancellation of registration as a publicly-held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation.

ARTICLE 36 - It is hereby established the obligation:

a) of the Controlling Party to tender a public offer of acquisition of shares pertaining to the other shareholders of the Company, in case of discontinuance of the Level 2 Corporate Governance Differentiated Practices so that the shares of the Company are registered for negotiation outside of Level 2 of the BM&FBOVESPA within one hundred and twenty (120) days counted from the date of the general shareholders’ meeting at which the transaction was approved; and

b) of the Controlling Party to effect a public offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the resulting company is not classified as detaining patterns of corporate governance of BOVESPA's Level 2 of the BM&FBOVESPA within one hundred and twenty (120) days counted from the date of the general shareholders’ meeting at which the transaction was approved.

1st Paragraph - In both cases, the price to be offered shall correspond, at least, to the Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules.

2nd Paragraph – Th Controlling Shareholder is discharged from proceeding to the public offering of the shares referred to in the head paragraph of this article if the Company exits Level 2 of Corporate Governance by reason of the entry into an Agreement for listing of the Company’s shares in the special segment of the BM&FBOVESPA called Novo Mercado (“Novo Mercado”) or if the company surviving from a corporate reorganization obtains authorization for trading securities in the Novo Mercado within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved.

ARTICLE 37 - The appraisal report referred in the preceding articles 35 and 36 above shall be prepared by a specialized company or institution, with proven experience and independent from the decision-making body of the company, its senior managers and/or controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8 of Law n.º 6.404/76 without prejudice of the liability set out in paragraph 6 of the same article of the Law.

1st Paragraph - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the General Shareholders' Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the absolute majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders' meeting, which, if installed in the first call, shall count with the presence of shareholders that represent, at least, 20% (twenty per cent) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

2nd Paragraph - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.

ARTICLE 38 – In the event there is no Controlling Shareholder, in case it is decided that the Company will exit Level 2 of Corporate Governance segment in order that the securities issued thereby may be listed for trading outside the Level 2 of Corporate Governance segment, or by reason of a corporate reorganization in which the company surviving from such corporate reorganization does not have its securities admitted for trading in the Level 2 of Corporate Governance segment or in the “Novo Mercado” segment, said exiting will be conditioned on a public offering of the shares being carried out under the same conditions provided for in article 36 above, which shall occur within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved.

1st Paragraph – The general meeting at which the referred transaction was approved shall define the party(ies) responsible for carrying out the public offering of shares, which, being present at the meeting, shall expressly undertake the obligation to carry out the offering.

2nd Paragraph – In the absence of definition of the party(ies) responsible for carrying out the public offering of shares, in case of corporate reorganization, pursuant to the terms of the 1st Paragraph above, it shall be the duty of the shareholders having voted favorably for the corporate reorganization to carry out the public offering.

ARTICLE 39 – The exit of the Company from the Level 2 of Corporate Governance segment by reason of failure to comply with the obligations provided for in the Regulation shall be conditioned on the public offering of the shares being effected, at least, for the Economic Value of the shares, to be determined in an appraisal report as mentioned in article 37 above, with due regard to the applicable legal and regulatory rules.

1st Paragraph – The Controlling Shareholder shall conduct the public offering of the shares provided for in the head paragraph of this article.

2nd Paragraph – In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article arises out of a decision made at the general meeting, the shareholders having voted favorably to the adoption of the resolution that gave rise to the respective noncompliance will conduct the public offering of the share as set forth in the head paragraph of this article.

3rd Paragraph – In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article is due to a management’s act or fact, the directors of the Company shall call a general shareholders’ meeting whose agenda shall be to adopt a resolution on how to remedy the noncompliance with the obligations provided for in the Regulation or, if the case may be, to decide that the Company shall exit from the Level 2 of Corporate Governance segment.

4th Paragraph – In case the general meeting mentioned in the 2nd paragraph above shall decide that the Company shall exit from Level 2 of Corporate Governance segment, the referred general meeting shall define the party(ies) responsible for conducting the public offering of shares provided for in the head paragraph of this article, which, being present at the meeting, shall expressly undertake the obligation to conduct the public offering.

ARTICLE 40 - The situations not provided for in these bylaws shall be resolved by the Shareholders' Meeting and regulated according to the provisions of Law no 6.404/76.

ARTICLE ~~39~~41 - The Company, its Shareholders, its Senior Managers and the members of the Fiscal Board undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporations' Law, Company's By-Laws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well in the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, ~~BOVESPA's~~of the Sanctions Regulation (as defined in the Regulation), of the Agreement for Listing in the Level 2 ~~Differentiated~~of Corporate Governance ~~Practices~~of the BM&FBOVESPA, and of the Arbitration Regulation ~~of~~(as defined in the ~~Market Arbitration Chamber.~~Regulation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.